                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)


                      CHRYSALIS INTERNATIONAL CORPORATION
                      -----------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   171188105
                        --------------------------------
                                 (CUSIP Number)

                   Peter Brent, Vice President, Legal Affairs
                                    MDS Inc.
                          100 International Boulevard
                       Etobicoke, Ontario, Canada M9W 6J6

 (Name, Address and Telephone Number of Person Authorized to Receive Notes and
                                Communications)


                                 March 16, 1998
                                 --------------
            (Date of Event which requires filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
                    13d-1(g), check the following box [_] .

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CUSIP NO.  171188105
          _______________                               Page 2 of 5 Pages


1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Panlabs International, Inc.
        MDS Washington, Inc.
        MDS Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [_]
                                                                (b)  [_]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        WC
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Panlabs International, Inc., Washington State
        MDS Washington, Inc., Washington State
        MDS Inc., Canada
--------------------------------------------------------------------------------

  NUMBER OF     7       SOLE VOTING POWER

    SHARES              -  0-
                ----------------------------------------------------------------
 BENEFICIALLY   8       SHARED VOTING POWER
                        2,000,000/(1)/
   OWNED BY
                ----------------------------------------------------------------
     EACH       9       SOLE DISPOSITIVE POWER
                        -  0-
  REPORTING
                ----------------------------------------------------------------
    PERSON      10      SHARED DISPOSITIVE POWER
                        2,000,000/(1)/
     WITH
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,000,000/(1)/
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                [_]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

(1) The 2,000,000 shares of Common Stock, par value $.01 per share, of the Issuer are issuable upon the exercise of a Warrant delivered to Panlabs International, Inc. (the "Purchaser"). See Item 4 below.

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ITEM 1(A).  TITLE AND CLASS OF SECURITIES.

This Schedule relates to the Common Stock, par value $.01 per share, of Chrysalis International Corporation (the "Issuer"). The address of the Issuer's principal execute offices is:

                                  575 Route 28
                           Raritan, New Jersey 08869

ITEM 2.        IDENTITY AND BACKGROUND

This Schedule is being filed by Panlabs International, Inc., a Washington corporation (Panlabs"), MDS Washington, Inc., a Washington corporation and the owner of 100% of the capital stock of Panlabs ("MDS Washington") and MDS Inc., a Canadian corporation and the owner of 100% of the capital stock of MDS Washington. The principal business and office address of Panlabs is: 11804 North Creek Parkway South, Bothell, Washington 98011-8805. The principal business and office address of MDS Washington is: 11804 North Creek Parkway South, Bothell, Washington 98011-8805. The principal business and office address of MDS Inc. is 100 International Boulevard, Etobicoke, Ontario, Canada M9W 6J6. The names, business addresses and occupational information for: (a) each executive officer and director of Panlabs, (b) each executive officer and director of MDS Washington and (c) each executive officer and director of MDS Inc. is set forth in Exhibit 7.1 attached hereto and incorporated herein by reference.

MDS Washington and Panlabs, through Panlabs's subsidiaries, are engaged in providing a variety of drug development services, primarily to pharmaceutical clients. MDS Inc. is an international health and life science company based in Canada providing technologies, services and products for the prevention, diagnosis and management of disease.

Neither Panlabs, MDS Washington nor MDS Inc., nor, to the best of the knowledge of Panlabs, MDS Washington and MDS Inc., any director or executive officer of Panlabs, MDS Washington or MDS Inc., has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Schedule is being filed in connection with transactions associated with a $5,000,000 loan (the "Loan") by Panlabs to the Issuer. As is described in greater detail in Item 4 below, in connection with the Loan, Panlabs will receive a warrant to purchase up to 2,000,000 shares of Common Stock of the Issuer.

MDS Inc. transferred the funds to Panlabs to fund the Loan from MDS Inc.'s working capital. Panlabs may use its working capital, funds transferred by MDS Inc. to Panlabs from MDS Inc.'s working capital or, pursuant to the terms of the Warrant Agreement (See Item 4 below), all or a portion of the principal and accrued interest of the Note to purchase the shares of Common Stock of the Issuer issuable upon exercise of the warrant (See Item 4 below).

ITEM 4.   PURPOSE OF TRANSACTION.

On March 16, 1998 Panlabs entered into a Note and Warrant Purchase Agreement (the "Purchase Agreement") with the Issuer. On that same date, Panlabs and MDS Inc. also entered into a Standstill and Confidentiality Agreement (the "Standstill Agreement") with the Issuer and a Warrant Agreement (the "Warrant Agreement"). Under the Purchase Agreement, Panlabs has advanced $5,000,000 to the Issuer and has received the Issuer's Subordinated Note in the principal amount of $5,000,000.00 (the "Note"). The Note, which bears interest at the annual rate of 6%, provides for semi-annual payments of interest and payment of the principal sum on March 16, 2001. In connection with the issuance of its Note, and pursuant to the Purchase Agreement and the Warrant Agreement, the Issuer also issued to Panlabs a warrant which permits Panlabs to purchase up to 2,000,000 shares of the Issuer's common stock, par value $.01 per share, at an exercise price of $2.50 per share (the "Warrant"). Pursuant to the Standstill Agreement, Panlabs and MDS Inc. have agreed that neither of them nor their affiliates will acquire any additional voting securities of the Issuer without the consent of the Independent Directors (as defined below) of the Issuer. Panlabs has also agreed that it will vote any securities acquired upon exercise of the Warrant for the election of the slate of nominees for election to the Board of Directors of the Issuer as selected by a majority of the members of the Board of Directors of the Issuer and on all other matters to be voted on by the holders of voting securities in accordance with the recommendation of a majority of the directors of the Issuer that are not full-time

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employees of the Issuer (the "Independent Directors").  Panlabs has also agreed that it will only dispose of securities acquired upon exercise of the Warrant in transactions approved by a majority of the Independent Directors or in other transactions in which the securities are not sold, disposed of, or transferred to any person or group who or which would immediately thereafter, to the knowledge of Panlabs after reasonable inquiry, beneficially own 5% or more of the voting securities of the Issuer.

Representatives of MDS Inc. and its affiliates and representatives of the Issuer have had preliminary discussions concerning a variety of possible future arrangements, including joint ventures, collaborative research projects, joint marketing, and other collaborative business development initiatives or strategic alliances. In addition, MDS Inc. and its affiliates will evaluate whether it considers it appropriate at a future date to propose to the Board of Directors of the Issuer other transactions between MDS Inc. and its affiliates and the Issuer, including but not limited to mergers and other transactions which could result in the acquisition by MDS Inc. or its affiliates of control of the Issuer. Any such transaction, if proposed, would be subject to, among other things, the approval of the Issuer's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

Except as set forth below, neither Panlabs, MDS Washington, MDS Inc., nor, to the best of the knowledge of Panlabs, MDS Washington and MDS Inc., any director or executive officer of Panlabs, MDS Washington or MDS Inc. beneficially owns any shares of Common Stock of the Issuer.

(a) Panlabs, MDS Washington and MDS Inc. beneficially own an aggregate of 2,000,000 shares of Common Stock, which constitutes approximately 14.9% of the Issuer's total number of outstanding shares of Common Stock.

(b) Panlabs, MDS Washington and MDS Inc. share the power to vote and dispose of the shares of Common Stock of the Issuer issuable upon exercise of the Warrant, i.e., 2,000,000 shares of Common Stock of the Issuer.

(c) Except as described in this Schedule neither Panlabs, MDS Washington, MDS Inc., nor, to the best of the knowledge of Panlabs, MDS Washington and MDS Inc., any director or executive officer of Panlabs, MDS Washington or MDS Inc. has engaged in a transactions with respect to the shares of Common Stock of the Issuer during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the contracts described in Item 4 above, to the best knowledge of Panlabs, MDS Washington and MDS Inc., no contracts, arrangements, understandings or relationships exist among the persons named in Item 2 above, or between such persons and any other person with respect to any securities of the Issuer, including by not limited to, transfer or voting of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1     -       Executive Officers and Directors of Panlabs
                        International, Inc., MDS Washington, Inc. and MDS Inc.

Exhibit 7.2     -       Note and Warrant Purchase Agreement effective March 16,
                        1998, by and between Panlabs International, Inc. and Chrysalis International Corporation.

Exhibit 7.3     -       6% Subordinated Note of Chrysalis International
                        Corporation dated March 16, 1998.

Exhibit 7.4     -       Warrant Agreement effective March 16, 1998 by and
                        between Panlabs International, Inc. and Chrysalis
                        International Corporation.

Exhibit 7.5     -       Standstill and Confidentiality Agreement effective March
                        16, 1998, by and among Panlabs International, Inc., MDS
                        Inc. and Chrysalis International Corporation.

Exhibit 7.6     -       Security Agreement delivered by Chrysalis International
                        Corporation to Panlabs International, Inc., dated March
                        16, 1998.

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                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this statement is true, complete and correct.

Dated March 18, 1998

                                    PANLABS INTERNATIONAL, INC.


                                    By: /s/ Peter E. Brent
                                        ----------------------------------------
                                                        (Signature)

                                        Peter E. Brent
                                        ----------------------------------------
                                                        (Name)

                                        Director and Assistant Secretary
                                        ----------------------------------------
                                                        (Title)



                                    MDS WASHINGTON, INC.


                                    By: /s/ Peter E. Brent
                                        ----------------------------------------
                                                        (Signature)

                                        Peter E. Brent
                                        ----------------------------------------
                                                        (Name)

                                        Vice President and Corporate Secretary
                                        ----------------------------------------
                                                        (Title)

                                    MDS INC.


                                    By: /s/ Peter E. Brent
                                        ----------------------------------------
                                                        (Signature)

                                        Peter E. Brent
                                        ----------------------------------------
                                                        (Name)

                                        Vice President Legal Affairs and
                                         Corporate Secretary
                                        ----------------------------------------
                                                        (Title)